Exhibit 99

Letter to Shareholders

It’s not always apparent when meaningful business history is being made and in auto insurance that’s not very often, but in 2011, Progressive’s introduction of Snapshot® just might qualify.

“I’m a good driver why don’t I get credit for that?” “What does my age or occupation tell you about my driving?” … and the list goes on as consumers struggle with group statistics of correlation versus their sense of controllable causes. Snapshot, and what is sure to follow in its evolution, is a meaningful start toward personalized insurance pricing based on real-time measurement of your driving behavior – the statistics of one.

The power of participation and personalization has strong appeal, no better demonstrated than when we asked customers, employees, shareholders, and directors to contribute artwork for this Annual Report. A simple request to draw online a car facing to the right resulted in tens of thousands of responses – no two the same. Objective curation of the responses has selected a sample to highlight this report – sadly mine is absent, but the point is not diminished. The numerosity of responses provides a visual clue as to the expansive power that personalization provides to segmentation in insurance pricing.

As exciting as Snapshot is, and I’ll discuss it in more detail later, there is much more to reflect on for Progressive in 2011.

For the first time in Progressive’s history net premiums written topped $15 billion, surpassing that mark in the closing days of the year. Earned premiums, recognized on a lag to written, finished around $14.9 billion.

Our combined ratio of 93 was an equally satisfying result, and while three points better than the objective we communicate to shareholders, it benefited from what I would classify as generally higher-than-expected favorable development from prior year loss reserves, as those estimates were refined based on actual payment patterns. However, net of any favorable development, we outperformed our target 96 combined ratio and comfortably handled an active catastrophe year.

Net premiums written growth for the year was 5%, or alternatively about $670 million, not yet numbers that come close to taxing our ability or desire to manage growth, but a strong growth quarter to end the year was encouraging. Reporting last year I commented that, “The closing years of the decade appear to be the approximate time frame during which industrywide profitability will once again be moderated and sustained industry premium declines will turn positive.” This appears to have some continued veracity and for Progressive the combination of growth and margin in the last few years supports our turn.

Industrywide
	Premium Growth	Combined Ratio
2006	0.4%	94.2
2007	(0.7)%	97.7
2008	(0.7)%	99.8
2009	(0.9)%	100.8
2010	1.5%	100.4

Note: Represents A.M. Best Private Passenger Auto Data.

I favor unit counts in analyzing the health of the business and for 2011 we increased our number of policies in force by about 580,000 and by extension approximately a million new customers. Combined with our internal mandate to serve all of our nearly 13 million policies over an ever increasing life expectancy, we would assess 2011 to be a healthy year – notwithstanding considerable room for improvement.

Our net income of just over $1 billion and the per-share equivalent of $1.59, aided by share repurchases, are reasonably comparable to the equivalent results from the prior two years. Thankfully nothing compares well to 2008. Our objective however, is not annual comparability but superiority. So what’s in this year’s results that a closer diagnostic might highlight and support the optimism I feel for the year ahead?

Closing Speed – Our fourth quarter production, a composite of rate, new policies, and renewal acceptances, across all products was, at 8% written premium growth, stronger than any prior quarter for the year and, in fact, for the last 26 quarters. It’s always nice to be carrying momentum as the year closes, but any projections of what this may or may not mean holds considerably less value than our ongoing monthly reporting of attained results.

Our Agency business had and continues to maintain very steady production since regaining positive policy growth in late 2009. Meaningful trends in production in this channel are subject to many factors, perhaps the most significant of which is rate presentation and competitive positioning. We’ve worked diligently to ensure that, regardless of the means an agent uses to get our rates, our best product options are always presented. Our unwavering philosophy of continuous rate review by state and distribution channel often means we are taking rate ahead of competitors, but it also means that significant rate action by others may not need to be directly matched by us. While in many states 2011 rate changes were moderate, we were still advantaged by our philosophy, as several competitors in several states took needed rate actions. Our expectation that our agent-produced policies would reach an all-time high early in the year in-fact happened, and we ended the year even higher, fully correcting a negative trend in this key measure which began in 2006.

Our Direct business received a welcome lift from a very healthy shopping trend in the early part of 2010, but momentum was noticeably slowing by year-end and, as expected, carried into 2011. While attracting a healthy number of new customers in 2011, we did not match the new business application counts achieved in 2010 for much of the year. However, by the fourth quarter, we were once again posting positive new application growth. New policies are essential to maintaining a vibrant and growing book, but the flow through to renewal status is even more critical. For the year, we grew our renewal applications about 11%. The overall policies in force growth for Direct auto was an acceptable 6%, but somewhat slower than we hope many of our new product offerings would allow us to achieve.

Our market-leading special lines business, insuring motorcycles, recreational vehicles, boats, watercraft, and snowmobiles, finished another very successful year. We exceeded $1.2 billion in written premiums with underwriting margins considerably better than our targets. We look forward to an economy where new sales of these vehicles return to prior levels. Our special lines offerings, along with our continued growth in our Progressive Home Advantage® program, continued to drive our important multi-product household measures to new highs for the year.

After several years of really tough sledding, reflecting the economy at-large, our Commercial Auto product found new energy as the year progressed. Declining trends in premium and policies were arrested and reversed during the year, and Commercial Auto finished out the year with close to 6% written premium growth, mostly driven by double-digit growth in the 3rd and 4th quarters. This growth reflects our implementation of needed pricing increases, often before our competitors, returning unit growth through new applications, and some expansion of product offerings. With significant growth comes the added concern of balanced profitability; for now, we are very satisfied that we’re finding a balance that meets our objectives, but remain vigilant.

Investment Headwinds – We target no specific mix of income from underwriting and investments. It’s fair to suggest, however, that while underwriting income is very much in-line with long-held performance objectives, total return from our investments, a hugely important contribution to our economic model, has been both highly variable and at times, including this year, below the contribution we might desire in our more global outlook for shareholder return. With that clear recognition, and the appreciation that managing our portfolio to a very short duration for some time has left opportunity on the table, I continue to feel strongly, given the climate and uncertainty, that we have taken and will continue to take a position that will not inhibit our ability to underwrite all the business we can at an appropriately aggressive premiums-to-surplus ratio. Our fully taxable equivalent total return for the year was 3.2%, less than half the equivalent number for 2010 and the reduction was apportioned across both the fixed-income and common stock portions of the portfolio. Our preference is to avoid the price volatility of longer-duration assets at the prevailing low yields, favoring shorter duration bonds at unquestionably very low yields, but with the opportunity for faster future reinvestment. With perfect prospective information, we would all make the right choice. Without it we are guided by ensuring our underwriting franchise is a protected asset with no constraints to do what it does best.

While low yields and highly volatile equity markets made for challenging times for investment income, it provided an attractive opportunity to reassess the composition of our capital structure. We issued $500 million of 10-year senior debt to strong market acceptance and a coupon interest rate of 3.75%. With a strong capital position, well-structured portfolio, solid operations, and what to us appeared to be depressed equity valuations, including ours, we repurchased our stock after the capital raise at an accelerated rate. Consistent with our long-standing policy to repurchase shares when our capital balance, view of the future, and the company’s stock price make it attractive to do so, we repurchased 51.3 million shares, for close to $1 billion, or about 7.7% of our outstanding shares at year end 2010. With those transactions, our debt-to-total capital ended the year at 29.6%, inside our 30% guidance, but was further reduced upon retirement at maturity of a $350 million tranche of our outstanding debt in early 2012.

Our best net expression of underwriting performance against our goals for the year is our Gainshare score. For 2011 the score was 1.1, mid-range on the 0 to 2 scale. Combining the Gainshare score with after-tax underwriting income and the board-established dividend target factor of 33 1/3%, our variable dividend payment for 2011 was approximately $250 million or just short of 41 cents per share.

We spend significant time and effort modeling our capital requirements and sizing what we call “layers of capital” to satisfy regulatory requirements and any manner of contingencies we could envision for our business. Capital in excess of these two layers is available for share repurchases, acquisitions, and shareholder dividends. Our variable dividend has become an effective, appropriate, and now reasonably meaningful part of our capital management practices. The board has determined the parameters for 2012 will remain the same as in 2011.

With a strong and well-structured investment portfolio and capital position, we enter 2012 certainly hopeful for an improved investment environment and returns that more comfortably match the underwriting contribution, but not dependent on it.

Product Potential-Product design differences between auto insurance offerings are understandably obscure and certainly less obvious than those of many consumer products. While subtle for some, their importance and contribution are the very essence of success in our business. Progressive, with some justification, is well recognized in our industry as a leader in product design and price segmentation. In large part, this is the statistical matching of auto accident related costs incurred by an individual to the premium to be paid. But product design is much more than just price segmentation and for us involves the consumer and agent presentation and, increasingly so, their ability to interact with the product by selecting and packaging combinations of coverage that best meet their needs.

I doubt any year in Progressive’s history has broadened the horizons of just what might be possible with future product design more than 2011. The vast majority of the statistical matching in use today is based on observable and verifiable characteristics of the driver and vehicle. While admittedly, it’s the science of correlation and grouping, it has extraordinary power and marginal improvements with disproportionate gains are available to those truly committed to product research and development. As good as the base science is, it lacked a meaningful direct relationship to actual driving behavior. Our work with measuring driver behavior, over now many years, provided its share of challenges, but from the earliest days suggested that, if possible and practical, the data set would expand the known universe of rating segmentation. 2011 was the year that possible and practical fully merged in our product offering of “Snapshot.”

Snapshot, available in both our Agency and Direct channels, has been met with significant consumer appeal. We’ve seen an increasing number of Direct customers choosing to improve their initial price estimate by installing our measurement device and reporting their driving behavior. We provide the policyholder a portal view into their trip management - when, how many, how far, and selected variables of interest, which for us are a proxy for defensive driving. After 30 days, we are able to make an initial estimate of a discount that reflects the individual’s driving characteristics and apply that for immediate use. A final estimate is applied to the subsequent renewal and the measurement device is returned and available for reuse, although we maintain a right for future calibration. Discounts range between 0% and 30% and the full range is effectively used. Perhaps more importantly, and you’ll excuse me that certain specifics are best closely held, the expectation of getting a discount is far better than 50/50, suggesting, as I think we all intuitively know, that a smaller percentage of drivers are responsible for a disproportionate share of the costs. Identifying just who they are is the challenge we’re exploring. Acceptance by agents on behalf of their customers is somewhat slower, and in many ways understandably so, but as the product feature matures, I fully expect increased consideration and use.

Snapshot is built on top of our existing product and, as such, it is an additional level of segmentation rather than a product in and of itself. The segmentation provided, however, is able to be isolated and fully analyzed and tuned. Historically, data quantity, management, and mining have been the keys to effective segmentation and real-time usage data will be no different, but the amplification of each is not for the faint of heart. The data sets are huge, requiring storage, access, and mining techniques that challenge those that only months ago seemed state-of-the-art. Without data, only dangerous inferences can be drawn. Our commitment to building an initial data set has been a disciplined undertaking over several years and now, with a viable product in-market, our reward of ever expanding data is tremendous. We now measure data in miles of behavioral observation and at last count we have the equivalent of multiple round trips to Mars.

Snapshot and usage-based data in auto insurance rating has been well accepted by regulators who have allowed us to protect our proprietary algorithm in 39 states and the District of Columbia, for which we are very appreciative. The U.S. patent office has equally affirmed our existing intellectual property, and has now approved one additional patent. Consumers and those who speak for them have, with few exceptions, been enthusiastic about the product, and privacy concerns, so very prominent in the early years, have been mitigated by the design and discrete monitoring periods.

Much remains to be done before the full power of usage-based segmentation will be tapped. I sense that as good as we feel today we will look back with some humility, in future years, when we realize just what has been possible.

Product features and packaging, like Name Your Price®, provide consumers wishing to shop online a very real opportunity to leverage technology to their advantage and explore a range of options available to them. Agents have always provided the ability for customers to reach smart decisions on price and coverage. Now Name Your Price in combination with Snapshot provides for a powerful and compelling quote process quite unlike our competitors.

Ever increasing product complexity must be presented to consumers and agents with great, easy-to-use technology interfaces. We’re fanatics about the presentation layer of our products. We receive consistent recognition in agent surveys as their leading company and equally consistent recognition as the leading insurance website by Keynote. However, the range of presentation formats has expanded greatly with tablets and smart phones and that has our full attention. More than 15% of search activity for

Progressive, or other auto insurance terms, is now mobile-device based and quoting and sales attributed to mobile devices have grown at rates that make days and weeks approximate early Internet months.

As noted last year, the potential for devices that are on your person often with a camera and location software, is a new and really exciting dimension for all aspects of our business and I suggested to expect more in 2011. I had the pleasure of being directly involved with the team leading our mobile strategy and their progress in 2011 has been nothing short of impressive. We talk in terms of “mobilize” not “miniaturize,” which simply means using the capabilities versus adapting the old product and presentation to new devices and formats.

Selecting just one initiative to build on the concept of product design and presentation is our prototype application that allows a consumer to use the camera in their device to send a photo of a driver’s license and similarly their current insurance card with vehicle identification number, and in return get an insurance quote returned instantaneously. A quote that then may well be further personalized by Name Your Price and Snapshot. Expect more - I think that’s more . . . and better.

Old industries do reinvent themselves and this feels like it’s going to be quite a ride.

Brand and Distribution Momentum - An open question existed over the last decade or so - could we market and retail our product with the same success we enjoyed, more as a wholesaler, with our agents representing our consumer face? Perhaps an even more interesting question, and for me the correct one, “Could we do so while enhancing both our Agent and Direct distribution options?” - our very clear and consistently stated objective.

Today, I believe we have an answer. Progressive is a business generating brand. One that is more important than any means of distribution or product feature but in fact a clear consumer mindset about who we are as a company and what they should expect as a customer. Our Personal Lines business today is a very balanced book, between distribution options, with agent-produced auto business slightly larger at 55% of policies. Our single brand multi-distribution company is a unique and valuable positioning in our space. The road was not always straight, but the result is extremely rewarding and powerful.

Research on consumer’s reactions to brands, preferences, and advertising is extensive and often constructive, but rarely definitive. We are, however, encouraged that consumer awareness of our brand is both positive and closely associated with key characteristics such as ease of doing business, distinctive product features, and exceptional service, all consistent with our intentions.

Ensuring congruity between internal and external brands with actions matching expectations has been central to our global brand development. The brand ambassador status bestowed on “Flo,” our most visible employee image, is no accident and serves as a clear behavioral model for all - the substance perhaps not the humor. The importance of getting this right was highlighted in 2011 as “Flo” was voted America’s #1 advertising icon (as named by Entertainment Weekly). I’m sure her over 3.3 million Facebook fans had something to do with that, but the point is the same.

For 2011 we had clear objectives to advance our marketing and advertising efforts.

We wanted the character of “Flo” to endure and, to do so, sought to make the character richer and extend her range of interactions and messages. The results are always subject to opinion, but for me the creative developed in 2011, for use in 2011 and 2012, was some of the best in this now long running campaign. Results trump opinion, but I think consumers might agree.

We had some clear ideas about a new campaign, its target audience, and message, and tested our “Messenger” campaign late in 2010. However, we found by observing the “Messenger’s” natural interaction style with all ranges of people that we had an opportunity to improve on the concept. By mid-year, we were reworking the campaign structure. The “Messenger” is now carrying his message of Progressive’s savings and convenience, by interacting with prospective customers in real and unscripted settings. Choosing settings like a gas station or baggage claim at the airport, the “Messenger” can empathize with the pain points of gas prices or baggage fees and, while not able to solve them, is willing to share his savings on auto insurance to help with the burden. These true slice-of-life scenarios, where the “Messenger” can perform what we call random acts of savings, provide reactions and responses that simply could not be scripted. We’re encouraged by early results and the developing acceptance of the character from “Not quite sure,” to a guy who understands life and helps when he can by “saving it forward.”

No campaign it would seem appeals to all and we are delighted to have additional assets for use across the range of audiences we wish to address and the media options available to us. The most enduring of our objectives is to ensure all our customer communication and messaging is integrated and presents a consistent Progressive brand, be it in print, social media, digital, or television.

The media and advertising world is dynamic and expensive and we must be judicious in all we do. 2011 was a good year in which we took encouraging steps to ensure we have what’s necessary to continue the momentum we’ve been building in our brand and consumer appeal.

The Progressive Journey

Progressive will celebrate 75 years in business this year and, while I only have visibility into the last third, it is a business story of some considerable note. However, in so many ways, it feels like the story is just beginning as we adapt to the ever changing needs of the consumer, technology, and available data.

Our efforts to retain customers must reach the competence we exhibit in acquiring new ones, something we estimate we now lead.

More than just words, this guides our actions in every area of the company. Isolating and highlighting any such action severely understates the efforts of so many, but accepting that risk, it seems appropriate to comment on the extraordinary response of our Claims organization to the multiple catastrophes of 2011. Perhaps a strange compliment, but they made it look almost too easy. The deployment logistics and the commitment of our people to leave their regular routine and go where our customers needed them most, continues to impress me no matter how familiar I am with the planning, preparation, and expectations that are in place for such occasions. Customers know and appreciate good service and our efforts are rewarded with their increased Net Promoter® scores and renewal behavior following a satisfying claims response.

Our future won’t be without challenges, but the metaphorical mountains we have climbed are meaningful; there are bigger ones yet to climb, but, as I said at our 2011 investor conference, “not many get the view from here.” I hope this review of the year leaves you as optimistic as it does me.

Our People and Culture

We are Progressive and we are progressive - yes, a pithy and perhaps simple statement, but for us it’s so much more. It’s the crystallization of our culture and what we aspire to contribute to our industry and consumers. It’s an enduring impetus to continuously refine our work environment to one where we’re all motivated to do our best work, where we can grow constantly, and that others will want to join. The blend of both practical and emotional energy in the statement, effectively communicates the responsibility and self-imposed aspirations that come from our quest to be “Consumers’ #1 choice for Auto Insurance.” Our people, culture, and aspirations are what continue to make us special.

Nothing we have achieved has been without the efforts of so many, and I thank the people of Progressive, our agents and brokers, customers, and shareholders for their support in making this all possible.

To all the people who make Progressive, progressive – Thank You.

Glenn M. Renwick

President and Chief Executive Officer

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